Claire’s Inc.

2400 West Central Road

Hoffman Estates, IL 60192

January 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Claire’s Inc.
Registration Statement on Form S-1 (File No. 333-188359)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Claire’s Inc. (the “Company” or “we”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-188359) filed with the Commission on May 3, 2013, including all amendments and exhibits thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement because it has decided not to proceed with the offering at this time.

The Registration Statement has not been declared effective, and no securities of the Company have been sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions in connection with this request, please contact the undersigned at 847-898-0767 or Howard A. Kenny of Morgan, Lewis & Bockius LLP at 212-309-6843.

Sincerely,

CLAIRE’S INC.

By: /s/ Scott Huckins

       Scott Huckins

       Chief Financial Officer